Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec	Elan
Amy Brockelman	Davia B. Temin
Ph: 617 914 6524	Ph: 212 407 5740
Elizabeth Headon
Katja Buller	353 1 498 0300
41 41 392 1792

INVESTOR CONTACTS:
Biogen Idec	Elan
Eric Hoffman	Emer Reynolds
Ph: 617 679 2812	Ph: 353 1 709 4000
Chris Burns
800 252 3526

NEW DATA PRESENTED AT ECTRIMS CONGRESS SHOW TYSABRI® HAS
SUSTAINED EFFECT ON RELAPSE RATE IN MULTIPLE SCLEROSIS PATIENTS
TREATED FOR UP TO THREE YEARS

Zug, Switzerland and Dublin, Ireland - September 29, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today new data that show TYSABRI® (natalizumab) has a sustained effect on relapse rate in multiple sclerosis (MS) patients treated for up to three years. These data, presented at the 22nd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Madrid, Spain, were part of long-term follow-up of TYSABRI clinical trial patients.

Patients who participated in the Phase III TYSABRI program were eligible to enroll in an open-label extension study that evaluated the therapy’s long-term effects. Approximately 1,900 patients and over 200 sites worldwide participated in the extension study. Approximately 250 of these patients remained on TYSABRI monotherapy for nearly three years. The annualized relapse rate for these patients over the three-year period was 0.23, translating into an average of one relapse every 4.3 years. This was consistent with the 0.23 annualized relapse rate seen in the two-year AFFIRM study, which represented a 68% relative reduction when compared to the two-year placebo annualized relapse rate of 0.73, as published in the New England Journal of Medicine.

“Data from this long-term follow-up study show that TYSABRI has a sustained and compelling effect on relapse rates beyond two years of treatment. The efficacy benefit of TYSABRI when considered with the management of its known risks, offers an important therapeutic option for many patients living with the debilitating effects of MS,” Paul O’Connor, MD, St. Michael’s Hospital, Toronto, Ontario, Canada, lead investigator of the extension study.

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Page 2 New Data Presented At ECTRIMS Congress Show TYSABRI Has Sustained Effect On Relapse Rate in MS Patients Treated Up to Three Years

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program. According to product labeling, after two years, TYSABRI treatment led to a 67% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42% (p<0.001). TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. Changes in MRI findings often do not correlate with changes in the clinical status of patients (e.g., disability progression). The prognostic significance of the MRI findings in these studies has not been evaluated.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. Because of the increased risk of PML, it is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS. According to product labeling in the EU, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

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Page 3 New Data Presented At ECTRIMS Congress Show TYSABRI Has Sustained Effect On Relapse Rate in MS Patients Treated Up to Three Years

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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